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                                                        Filed by EEX Corporation
                                         pursuant to Rules 165 and 425 under the
                                              Securities Act of 1933, as amended
                                   Subject Company: Newfield Exploration Company
                                        Registration Statement Number: 333-91014

                                EEX CORPORATION
                      2500 CITYWEST BOULEVARD, SUITE 1400
                              HOUSTON, TEXAS 77042

                                                               November 11, 2002

Dear Fellow Shareholder:

The important Special Meeting of Shareholders of EEX Corporation is only a couple of weeks away. According to our latest records, we have not yet received your proxy. YOUR BOARD OF DIRECTORS HAS RECOMMENDED THAT SHAREHOLDERS VOTE IN FAVOR OF THE PROPOSED MERGER WITH NEWFIELD EXPLORATION COMPANY.

To help your company avoid the expense of further solicitation, PLEASE VOTE TODAY BY TELEPHONE, VIA THE INTERNET, OR BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED.

Thank you for your cooperation.

Very truly yours,

Thomas M Hamilton
Chairman and President,
 Chief Executive Officer

                                IMPORTANT NOTE:

         REMEMBER, YOU CAN NOW VOTE BY TELEPHONE OR VIA THE INTERNET --
              SIMPLY FOLLOW THE EASY INSTRUCTIONS ON THE ENCLOSED
                       PROXY OR VOTING INSTRUCTION CARD.

    If you have any questions, or need assistance in the last-minute voting of your shares, please call our proxy solicitor,

                           INNISFREE M&A INCORPORATED
                          TOLL-FREE, AT 1-888-750-5835

NEWFIELD HAS FILED A REGISTRATION STATEMENT ON FORM S-4 AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION CONCERNING THE MERGER, AND EEX HAS MAILED THE PROXY STATEMENT/ PROSPECTUS CONTAINED THEREIN TO ITS SHAREHOLDERS IN CONNECTION WITH THE MERGER. EEX SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT NEWFIELD, EEX AND THE MERGER. EEX SHAREHOLDERS MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE SEC AT www.sec.gov. EEX SHAREHOLDERS MAY ALSO OBTAIN FREE COPIES OF THESE DOCUMENTS FROM NEWFIELD BY DIRECTING A REQUEST TO NEWFIELD EXPLORATION COMPANY AT 363 N. SAM HOUSTON PKWY. E., SUITE 2020, HOUSTON, TEXAS 77060 OR BY TELEPHONING STEVE CAMPBELL AT (281) 847-6000 OR FROM EEX BY DIRECTING A REQUEST TO EEX CORPORATION AT 2500 CITYWEST BOULEVARD, SUITE 1400, HOUSTON, TEXAS 77042 OR BY TELEPHONING LIZ BISHOP AT (713) 243-3111.